SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/ A
(Amendment No. 1)
SOLICITATION/ RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WHITEHALL JEWELLERS, INC.
(Name of Subject Company)
WHITEHALL JEWELLERS, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
965063100
(CUSIP Number of Class of Securities)

Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Suite 500
Chicago, IL 60606
(312) 782-6800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
COPIES TO:
Lori Anne Czepiel, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300
and
John J. Sabl, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000
      ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

      This Amendment No. 1 to the Solicitation/ Recommendation Statement on Schedule 14D-9 of Whitehall Jewellers, Inc. (“Whitehall” or the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2006 (the “Original Schedule 14D-9” and, as amended, the “Schedule 14D-9”), relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) by WJ Acquisition Corp. (“Purchaser”), WJ Holding Corp. (“Holdco”), Prentice Capital Management, LP (“Prentice”), Holtzman Opportunity Fund, L.P. (“Holtzman”, and together with Prentice, the “Investors”), PWJ Funding LLC (“PWJ Funding”), PWJ Lending LLC (“PWJ Lending”), Holtzman Financial Advisors, LLC, SH Independence, LLC, Jonathan Duskin, Michael Zimmerman and Seymour Holtzman (collectively referred to as the “Purchaser Group”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”), filed as exhibits to the Schedule TO of the Purchaser Group, filed with the SEC on February 8, 2006, as amended on February 22, 2006 (as so amended, the “Schedule TO”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
      The first paragraph under “Other Interests of Certain Directors and Executive Officers” is hereby amended by adding the following thereto:

In the event of a change-in-control, the amount that could become payable under Mr. Desjardins’ severance agreement is approximately $1.1 million and the amount that could become payable under Mr. Patinkin’s severance agreement is approximately $1.0 million (in each case excluding health, life and other insurance costs). In addition, Messrs. Desjardins and Patinkin would be entitled to continued health, life and other insurance coverage, the cost of which would depend on factors beyond the control of the Company and difficult to assess at this time.

Item 4.	The Solicitation or Recommendation
      Item 4 is hereby amended by adding the following to the last full paragraph on page 7 of the Original Schedule 14D-9:

The Board of Directors concluded not to proceed further with this financing at that time in view of the ongoing discussions with the potential buyers described above.
      Item 4 is hereby amended by adding the following to the fourth full paragraph on page 8 of the Original Schedule 14D-9:

The Company held discussions with a strategic buyer, a venture capital firm and a supplier about a potential acquisition of the company, significant minority investments or strategic relationships. These discussions were preliminary in nature and did not result in any specific proposals.
      Item 4 is hereby amended by adding the following to the third full paragraph on page 10 of the Original Schedule 14D-9:

The September 7, 2005 proposal made by Newcastle was conditioned upon Ms. Beryl Raff becoming and continuing to be the Chief Executive Officer of the Company, but Ms. Raff had informed the Company earlier that same day that she had resigned from all positions with the Company. Since this proposal was subject to a condition that by its terms could not be satisfied, the Company did not view the proposal as a bona fide proposal.
      Item 4 is hereby amended by inserting the following paragraph after the fourth paragraph on page 11 of the Original Schedule 14D-9:

During the September 2005 time period, a strategic buyer was engaged in due diligence regarding the Company, and the parties were discussing the possibility that such strategic buyer would make an offer to purchase the Company’s assets. The management of the Company, as well as the Special Committee, believed that the strategic buyer may have been entertaining making an offer, and that such an offer might well be more attractive than either the Prentice or Newcastle proposals of that time period. Ultimately, the strategic buyer never made a proposal for the acquisition of the Company’s assets.
      Item 4 is hereby amended by revising the last sentence of the fifth paragraph on page 11 of the Original Schedule 14D-9 to read as follows:

On September 12, 2006, the Special Committee met telephonically to discuss the Newcastle proposal and its contingencies. This proposal expired by its terms on September 15, 2006.
      Item 4 is hereby amended by revising the sixth paragraph on page 11 of the Original Schedule 14D-9 to read as follows:

On September 13, 2005, Ms. Baier, then the Company’s President and Chief Operating Officer, and Mr. John Desjardins, the Company’s Executive Vice President and Chief Financial Officer, met with Messrs. Jonathan Duskin and Michael Zimmerman, two principals of Prentice, in Boston. Mr. Levy participated in this meeting by telephone. Various discussions followed, and substantial amounts of information were supplied by the Company to Prentice. Later that morning, Ms. Baier, Mr. Desjardins and representatives from Shaw Gussis met with certain of the Company’s lenders and their counsel and the Company’s counsel in Boston. Various discussions followed.
      Item 4 is hereby amended by inserting the following paragraph after the first full paragraph on page 12 of the Original Schedule 14D-9:

From September 14, 2005 through September 21, 2005, a representative of Shaw Gussis spoke to counsel for Newcastle numerous times regarding a possible Newcastle transaction with the Company. On September 18, 2005 there was a “Newcastle call”, which included representatives of the Company and Shaw Gussis, for the purpose of discussing Newcastle’s asserted need for due diligence, terms and structure, and logistics of a possible Newcastle proposal. During the course of communications with Newcastle’s counsel, Shaw Gussis discussed with Newcastle’s counsel the perceived deficiencies of the Newcastle proposal, the Company’s view of what terms might be acceptable, the exigent circumstances confronting the Company and the necessary timing of the closing of various elements of the contemplated transactions. It was the Company’s view that the Newcastle proposals received during this time period, which provided $5 million less financing than the Prentice proposals described below, did not provide sufficient liquidity to meet the Company’s needs.
      Item 4 is hereby amended by deleting the last sentence of the second paragraph on page 12 of the Original Schedule 14D-9 and replacing it with the following:

On September 18, 2006, the Special Committee met telephonically to discuss the Newcastle proposal, and noted its lack of definition and its lack of trade support. This proposal expired by its terms on September 19, 2006.
      Item 4 is hereby amended by adding the following after the first sentence in the fourth paragraph on page 11 of the Original Schedule 14D-9:

The Company also held discussions with parties other than Prentice and preliminary due diligence was shared with such parties. These discussions were preliminary in nature and did not result in any specific proposals (other than the Newcastle proposals described below).
      Item 4 is hereby amended by amending and restating the first full paragraph on page 13 of the Original Schedule 14D-9 to read as follows:

On September 21, 2005, the Special Committee met by telephone with management and representatives of Shaw Gussis, FTI and Duff & Phelps to discuss the proposals from Newcastle and Prentice. Duff & Phelps had prepared an analysis of the two offers and their respective impacts on stockholder dilution. Duff & Phelps also provided some analysis of liquidity created by the two proposals. A lengthy and detailed discussion of the two proposals occurred, with a focus on the terms of the proposals, the potential reactions from the vendors and the banks, conditions to closing and the time needed to close. After soliciting and receiving input from management, Shaw Gussis, Duff & Phelps and FTI, the Special Committee determined that the economics of the Prentice offer (in that the Prentice proposal offered $5 million more in financing than the Newcastle offer) were at least somewhat superior to that of Newcastle, the vendors and lenders were both clearly comfortable with Prentice and had not expressed similar support for a transaction with Newcastle, the intense pressure being applied to the Company by the banks to execute a term sheet with some party that day required prompt action, and Prentice appeared to be in a position to move promptly toward closing. The final conclusion of the Special Committee was that it should recommend to the Board of Directors that the Company sign the Prentice Term Sheet.

      Item 4 is hereby amended by revising the first full paragraph on page 16 of the Original Schedule 14D-9 to read as follows:

The Special Committee met later in the day with management and representatives of Sidley, Shaw Gussis, McDermott and FTI Consulting present, and discussed the Prentice Term Sheet and the revised proposal from Newcastle received on September 27, 2005. The Special Committee discussed the circumstances surrounding the proposals, including (1) the logistics required to close the transactions, (2) the apparent comfort of the lenders with Prentice, (3) the fact that the Vendor Term Sheet had been finalized in connection with the Prentice proposal and no similar arrangement had been finalized in connection with the Newcastle proposal and (4) the need to address the Company’s liquidity issues quickly in order to ensure that vendors would continue to ship merchandise to the Company in light of the approaching holiday season.
      Item 4 is hereby amended by adding the following to the second full paragraph on page 18 of the Original Schedule 14D-9:

In making its determination, the Board considered the fact that the proposal did not contemplate providing sufficient liquidity to meet the Company’s needs, the contingent nature of Newcastle’s proposal, the lack of committed senior financing and the fact that Newcastle did not have an arrangement in place with the Company’s vendors.
      Item 4 is hereby amended by amending and restating the second paragraph under “(ii) Reasons for the Recommendation” on page 27 of the Original Schedule 14D-9 to read as follows:

In making the determinations and recommendations set forth above, the Board considered a number of factors, including, without limitation, the following:

•	the amount and form of consideration to be received by the Company’s stockholders in the Offer and the Merger, including that it is a greater price per Share than the Newcastle binding proposal and the Newcastle Offer;

•	the fact that the Offer Price represents a premium over the prices at which the Shares traded prior to the negotiation and execution of the Merger Agreement contributed to the Board’s decision to recommend the Offer, since the trading prices of the Shares have been depressed since September 2005;

•	the business and financial prospects of the Company as an independent company, and the risks and uncertainties associated with the Company’s financial position, which led the Board to conclude that it was necessary for the Company to enter a transaction involving a significant amount of financing promptly in order to prevent a further and potentially irreversible loss in the value of the Company;

•	the terms of the Merger Agreement and the Amended and Restated Term Loan Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, and the Board’s view that the proposed acquisition would likely be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies or other material substantive contingencies;

•	the terms of the Merger Agreement and the Amended and Restated Term Loan Agreement were the product of arm’s length negotiations among the parties;

•	the written opinions of Duff & Phelps dated February 1, 2006, to the effect that, as of such date, and based upon and subject to certain matters stated in such opinions, (i) the revised Prentice transaction was fair to the Company’s stockholders (other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates) from a financial point of view, without giving effect to any impacts of the revised Prentice transaction on any particular stockholder other than in its capacity as a stockholder (the “Prentice Fairness Opinion”), and (ii) the revised Prentice transaction was more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the Newcastle binding proposal (as amended and restated in connection with Schedule 14D-9 Amendment No. 1, the “Prentice Superior Proposal Opinion” and collectively with the Prentice Fairness Opinion, the “Duff & Phelps Opinions”), and the presentation made by Duff & Phelps to the Board relating to the financial analysis performed by Duff & Phelps in connection with such opinions. (The full text of each of the written opinions of Duff & Phelps, dated February 1, 2006, which set forth the assumptions made, matters considered and limitations on the review undertaken by Duff & Phelps, are filed as Annexes II and III hereto and are incorporated herein by reference. The fairness opinion of Duff & Phelps was limited to the fairness to the Company’s stockholders (other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates) from a financial point of view, without giving effect to any impacts of the revised Prentice transaction on any particular stockholder other than in its capacity as a stockholder, and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the revised Prentice transaction, or whether to proceed with the revised Prentice transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. Holders of Shares are urged to read such opinion carefully in its entirety.);

•	that the Company’s liquidity situation had continued to deteriorate as a result of the banks not providing sufficient funding to the Company for working capital needs, as more fully described above, which led the Board to conclude that it was necessary for the Company to enter a transaction involving a significant amount of financing promptly in order to provide sufficient liquidity for the Company to conduct its operations;

•	that on February 1, 2006, the Company was in default under the Senior Credit Agreement and that in connection with the Merger Agreement and the Amended and Restated Term Loan Agreement the banks had agreed to waive the defaults and lift the reserves placed on funding;

•	that it was necessary for the Company to enter into the Merger Agreement and the Amended and Restated Term Loan Agreement, or another transaction involving a significant amount of financing, promptly in order to prevent a further and potentially irreversible loss in the value of the Company; and

•	that, based on the Company’s projections and the increased cash resources to be made available as a result of the additional $20 million loan under the proposed Amended and Restated Term Loan Agreement, the extension of the maturity under this agreement for three years and the lifting of the $10 million discretionary reserve previously imposed by the Company’s senior lenders, the Company would likely have sufficient liquidity, including cash flows from its operations, to conduct its operations.

All of the factors listed above supported the Board’s determination that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and its determination to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

      Item 4 is hereby amended by adding the following new section before the section entitled “Fairness Opinion” on page 28 of the Original Schedule 14D-9 to read as follows:

Financial Projections

The Company prepared projections dated January 22, 2006 for the fiscal years ended January 31, 2006 through 2011. The projections were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. Our certified public accountants have not examined or compiled any of the projections or expressed any conclusion or provided any form of assurance with respect to the projections and, accordingly, assume no responsibility for them. The projections provided to Duff & Phelps that the Company deems material for purposes of considering and evaluating the Offer are included below. The projections are forward-looking and are subject to risks and uncertainties that could cause actual results to differ materially and should be read with caution. They are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by the Company with respect to, among other things, operating and other revenues and expenses, capital expenditures and working capital and other matters. Stockholders should read “Risks Relating to Our Company and Our Business” in the Proxy Statement. Factors that may affect future performance include, but are not limited to, items such as industry performance and general business, economic, regulatory, market and financial conditions, many of which are difficult to predict and are beyond the control of the Company, and that may cause actual results to vary materially from the projections or the assumptions underlying the projections. In addition, stockholders are cautioned that the projections are inherently uncertain as a result of numerous factors, including (but not limited to): (1) uncertainty regarding the Company’s liquidity situation and the future availability of capital, (2) potential business interruptions, (3) uncertainty of future vendor support and the effects on holiday sales (e.g., Valentine’s Day and Christmas), (4) uncertainty regarding the Company’s future business, merchandising and marketing strategies, and, in particular, achievement of projected sales and merchandise gross margin amounts, (5) uncertain management transition, (6) the in-progress closing of approximately 20% of the Company’s retail stores, and any actual or potential delays and additional costs in closing any of these stores, (7) uncertainties associated with certain adjustments, such as costs of lease terminations, (8) actual or potential changes in direction provided by the Board (including uncertainties regarding the future composition and goals of the Board), (9) uncertainty as to whether the Company would continue as a public company as opposed to a private company and as to the timing of any business combination transaction and (10) the absence of a formal process for reviewing the projections. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may materially differ. The projections give effect to the additional $20 million borrowing in connection with the revised Prentice transaction, but do not take into account non-recurring expenses related to the Offer and the Merger, including (but not limited to) legal and other professional advisory fees, which may also cause actual results to differ materially.

For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the projections will be an accurate prediction of future events, and they should not be relied on as such. No one has made, or makes, any representation to any stockholder regarding the information contained in the projections. However, the financial projections reflect assumptions and estimates as to future events that the Company believed were reasonable at the time the projections were prepared and the Board found that it was reasonable for Duff & Phelps to rely on such financial projections. The Company has not updated or otherwise revised the projections to reflect current circumstances or events that have occurred since the date when the projections were made, such as actual sales subsequent to December 2005, including during the Valentine’s Day season. Furthermore, except to the extent required by applicable federal securities laws, the Company does not intend, and expressly disclaims any responsibility to, update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of subsequent events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Summary of January 22, 2006 Financial Projections

	Fiscal Year Ended January 31,

	2006	2007	2008	2009	2010	2011

	(Dollars in millions)
Total Sales	339.0	305.6	330.9	355.1	376.0	392.5
EBITDA(1)	(44.5)	14.9	18.7	25.7	34.6	38.6
Net Cash Flow from Operations	(18.7)	10.3	(11.7)	29.3	35.6	42.3

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States. For purposes of its analyses, Duff & Phelps calculated estimated EBITDA amounts, which adjusted only for store depreciation and not central depreciation. Accordingly, Duff & Phelps used the following amounts for EBITDA for the years ended January 31, 2006 through 2011, respectively: (45.4), 13.8, 17.6, 24.5, 33.3 and 37.3.
      Item 4 is hereby amended by adding the following to the second full paragraph on page 29 of the Original Schedule 14D-9:

The Prentice Superior Proposal Opinion filed as Annex III was amended and restated in connection with Schedule 14D-9 Amendment No. 1 to eliminate the restriction contained in the original opinion that it was solely for the Board of Directors of the Company.
      Item 4 is hereby amended by amending and restating the paragraphs under the caption “Fairness Opinion”, beginning with the paragraph labeled “Comparison of Tender Offer Prices”, on page 30 of the Original Schedule 14D-9, to read as follows:

Comparison of Tender Offer Prices. Duff & Phelps compared the tender offer prices for both of the proposed transactions. Prentice offered current common equity holders $1.60 per Share, whereas Newcastle offered the same stockholders $1.50 per Share. Thus, Prentice offered current equity holders an additional $0.10 per Share.

Valuation Analysis of the Company. Duff & Phelps performed multiple analyses to estimate the economic value for the equity of the Company as of January 23, 2006 in connection with the evaluation of the Newcastle Offer. Duff & Phelps did not update its valuation estimates in connection with its February 1, 2006 opinions with respect to the revised Prentice transaction because it concluded that doing so would not have a material effect on its estimates of the economic value for the equity of the Company. Although each financial analysis performed by Duff & Phelps was discussed with the Board, Duff & Phelps considered all of its analyses as a whole. Duff & Phelps considered, but did not solely rely upon, the Company’s estimated market capitalization of $16 million.

Discounted Cash Flow Analysis. Based upon financial forecasts, giving effect to the revised Prentice transaction financing, prepared by the Company and its advisors, Duff & Phelps performed a discounted cash flow analysis to estimate the enterprise value of the Company. The value of the Company’s debt and other liabilities, including bank debt, the Bridge Loan, the vendor extension and the required working capital investment of $20 million was subtracted from the Company’s enterprise value to derive a value for the equity of the Company. Duff & Phelps first discounted, to present value, the Company’s cash flow, as provided by the financial forecasts through fiscal year 2010 (or January 2011). Present value was defined as January 23, 2006. Duff & Phelps then applied a range of exit EBITDA and revenue multiples to the FY 2010 financial results to estimate a terminal value for the Company. The terminal value represents the value of the Company’s cash flows subsequent to the last year of the forecast period, in this case, FY 2010. Based on the Company’s forecasts, revenue and EBITDA for FY

2010 are anticipated to equal $392.5 million and $37.3 million, respectively. The revenue multiples ranged from 0.5x to 0.6x. The EBITDA multiples ranged from 6.0x to 6.6x. Consistent with the annual cash flows, the terminal value was also discounted to present value.

The calculation of the exit multiples was based upon forward revenue multiples and trailing 12 month revenue and EBITDA trading multiples for a group of comparable companies. Comparable companies reviewed were Finlay Enterprises, Inc.; Signet Group plc; Zale Corporation; Movado Group, Inc.; and Tiffany & Co. Duff & Phelps considered Finlay, Zale, and to a lesser extent, Signet, to be the most comparable companies as of the date of the opinions. Using the discounted cash flow analysis, including the range of terminal values derived from exit multiples, Duff & Phelps estimated a range of values for the equity of the Company. Using the discounted cash flow analysis, estimated values for the equity of the Company ranged from approximately $3.5 to $34.5 million, indicating value of $0.21 to $2.07 per Share. The range reflected the distressed nature of the Company’s finances and the inherent uncertainty of financial forecasts. The range of estimated values was consistent with the Company’s estimated market capitalization of $16 million.

Market Transaction Analysis. Duff & Phelps also estimated a value for the Company’s equity using a market transaction approach. Consistent with the discounted cash flow analysis, the market transaction approach was used to derive an estimate for the Company’s enterprise value. The estimate for the equity value was derived by subtracting the value of the Company’s debt and other liabilities (as detailed above) from the estimated enterprise value. Under this approach, Duff & Phelps analyzed 13 transactions in which there was change of control of a jewelry or specialty retail company. The transaction dates ranged from 2000 to 2005. In analyzing these transactions, Duff & Phelps relied primarily upon trailing 12-month revenue multiples. Duff & Phelps did not rely upon EBITDA multiples due to the fact that many of the target companies for the transactions reviewed for this analysis reported negative EBITDA and due to the Company’s projected near-term under-performance. Duff & Phelps calculated a range of values for the equity of the Company based upon a range of revenue multiples from 0.2x to 0.5x. This range reflected a range from slightly below to equal to the median of the transactions. Using the market transaction analysis, estimated values for the equity of the Company ranged from approximately $0 to $34.5 million, indicating value of $0.00 to $2.07 per Share. The range reflected the distressed nature of the Company’s finances and the inherent uncertainty of financial forecasts. The range of estimated values was consistent with the Company’s estimated market capitalization of $16 million.

Market Trading Analysis. Under a third methodology, Duff & Phelps estimated the value for the Company’s equity using market trading multiples for comparable companies. Consistent with the two other valuation methodologies, Duff & Phelps estimated the Company’s enterprise value, from which it subtracted the value of the Company’s debt, to derive an estimate of the Company’s equity value. The group of comparable companies was the same group that was analyzed under the discounted cash flow analysis for the purposes of deriving the terminal value (see “Discounted Cash Flow Analysis”). Duff & Phelps relied primarily upon forward and trailing 12-month revenue multiples to derive an estimate of the value for the Company’s equity using the market trading analysis. Duff & Phelps did not rely on trailing or forward EBITDA multiples due to the Company’s projected near-term under-performance. Using the Marketing Trading Analysis, Duff & Phelps derived a range of revenue multiples, both forward and trailing, of 0.3x to 0.5x. This range of revenue multiples resulted in estimated values for the equity of the Company ranging from approximately $0 to $42 million, indicating value of $0.00 to $2.51 per Share. The range reflected the distressed nature of the Company’s finances and the inherent uncertainty of financial forecasts. The range of estimated values is consistent with the Company’s estimated market capitalization of $16 million.

Summary. Under all three valuation analyses, Duff & Phelps derived an estimate of the Company’s enterprise value assuming a control, marketable level of value. In substance this means that the derived values reflected a control premium and assumed that the Company was publicly-traded. A control, marketable level of value was derived directly from the discounted cash flow and market transaction analyses. An estimated control premium was added to the value derived under the market trading analysis to derive a control, marketable level of value. Under all three valuation analyses, the per

Share price of $1.60, under the revised Prentice transaction, was greater than the median value for the derived valuation range.

Analysis of Potential Impact on Senior Credit Facility. Duff & Phelps analyzed the comparative impact of the Newcastle Offer and the revised Prentice transaction on the Company’s existing Senior Credit Agreement. This analysis was completed in connection with the rendering of the Prentice Superior Proposal Opinion. In connection with the original Prentice transaction, the Company entered into the fourth amendment to the Senior Credit Agreement. Under the Newcastle binding proposal, at the option of the bank group, the Senior Credit Agreement was either (i) to be paid in full (including termination costs) upon the consummation of the proposed Newcastle transaction or (ii) to be renegotiated with Newcastle upon the consummation of such a transaction. As a part of the revised Prentice transaction, the bank group provided its written consent. The written consent was conditioned upon certain terms and conditions, all of which were to have been satisfied under the revised Prentice transaction. Thus, assuming that these terms and conditions were satisfied, the consent ensured that the bank group would continue to provide debt financing to the Company under the terms of the fourth amendment to the Senior Credit Agreement. Thus, under the revised Prentice transaction, the borrowing availability and costs under the existing Senior Credit Agreement would not change. Further, Duff & Phelps believed that, by providing its consent, the bank group indicated that the revised Prentice transaction was, at least, no less favorable to the bank group than the Newcastle Offer.

Analysis of Proposed Transaction Fees. Duff & Phelps compared the transaction fees to be borne by the Company (including its stockholders and potentially, creditors) of the proposed transactions. Transaction fees were defined to include expense reimbursement, termination fees, closing costs, financing costs, origination fees and implied costs in connection with the issuance of warrants. Duff & Phelps analyzed the transaction fees both to determine (i) the extent to which such fees could deter a subsequent, and potentially more favorable, bid for the Company and (ii) the impact of such fees on the Company’s enterprise value.

Upon execution of either the Newcastle Offer or the revised Prentice transaction, the Company would have been obligated to pay certain termination fees even in the event that transaction were terminated as a result of a superior alternative transaction. Under the Newcastle Offer, the Company would have been obligated to pay termination fees equal to 4% of the Term Loan A (in the amount of $50 million, of which $30 million would be used to pay off the Bridge Loan and $20 million would be used for working capital and the payment of fees) plus 3% of the Term Loan B (in the amount of up to $78 million to be used to repay in full, to the extent necessary, the Senior Credit Agreement) and Term Loan C (in the amount of up to $20 million to be used to provide additional working capital), if drawn by the Company (each as defined in Newcastle’s proposed credit agreement). The termination fees were all to be calculated based upon the funded (not the maximum) amount of each term loan. In addition, the Company would be obligated to reimburse Newcastle for certain expenses, up to an amount of $750,000. Based upon the assumed funding needs of the Company, Duff & Phelps estimated that the Company would be obligated to pay termination fees of slightly less than $5 million under the Newcastle Offer. This amount includes the implied costs in connection with issuing warrants at a strike price lower than the per Share price of a higher, competing bid (in this case, assumed to be $1.60).

Under the revised Prentice transaction, the Company would have been obligated to pay termination fees equal to 4% of the Initial Loan (in the amount of $30 million) and Additional Loan (in the amount of $20 million) (each as defined in the Amended and Restated Term Loan Agreement). The Company would also be obligated to reimburse Prentice for certain expenses, up to an amount of $750,000. In addition, the Company may be obligated to pay a termination fee in connection with the existing Senior Credit Agreement. In total, the Company would have been obligated to pay termination fees of slightly more than $5 million under the revised Prentice Transaction.

For both the Newcastle Offer and the revised Prentice transaction, the Company’s execution of a competing bid would result in the termination of the Offer/transaction. Thus, a competing bid for the

Company would need to include economic value in excess of the termination costs to, ultimately, result in a more favorable bid for the Company.

Upon execution of either the Newcastle Offer or the revised Prentice transaction, the Company would also incur certain expenses. Unlike the termination fees, the Company would incur these expenses irrespective of whether the transaction was subsequently terminated. Duff & Phelps analyzed these expenses to quantify the potential impact on the Company’s enterprise value. Duff & Phelps reviewed or estimated applicable (i) termination fees under the existing Senior Credit facility and the existing Prentice term loan agreement, (ii) likely commitment fees in connection with a new senior credit facility, (iii) closing costs and (iv) interest expense. Under the Newcastle Offer, such expenses were estimated to equal $6.6 million. Under the revised Prentice transaction, such expenses were estimated to equal $4.6 million.

Item 9.	Exhibits
      Item 9 is hereby amended by adding the revised version of the Duff & Phelps Superior Proposal Opinion as Annex III to the exhibit list.
      Item 9 is hereby amended by adding the following language after the section entitled “Executive Officers” in the Information Statement included in the exhibit list as Annex I:
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      The information set forth in “Certain Relationships and Related Transactions” in the Proxy Statement is incorporated herein by reference.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITEHALL JEWELLERS, INC.

By:	/s/ John R. Desjardins

John R. Desjardins
Executive Vice President and Chief Financial Officer

Date: February 27, 2006

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Letter dated February 10, 2006 from the Company to its stockholders*
(a)(2)	Press release issued by the Company on February 2, 2006 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(a)(3)	Offer to Purchase dated as of February 8, 2006 (incorporated by reference to Exhibit(a)(1)(i) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(4)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(ii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(iii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(iv) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(v) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(8)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(vi) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(9)	The following excerpts from the Company’s Definitive Proxy Statement dated as of December 27, 2005, filed with the SEC on December 27, 2006: “Proposal 1 — Background of the Financing,” “Proposal 1 — Interests of Certain Persons in the Financing,” “Proposal 3 — Executive Compensation and Other Information — Severance and Employment Agreements,” and “Proposal 3 — Certain Relationships and Related Transactions” (incorporated by reference to Annex A of the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(c)(1)	Amended Superior Proposal Opinion of Duff & Phelps, LLC dated February 1, 2006
(e)(1)	Agreement and Plan of Merger, dated as of February 1, 2006, among the Company, Prentice, Holtzman, Holdco and Purchaser (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(2)	Amended and Restated Term Loan Credit Agreement dated as of February 1, 2006, among the Company, PWJ Lending and other lenders thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(3)	Second Amendment to the Amended and Restated Stockholder Rights Agreement, dated as of February 1, 2006 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(4)	Form of Executive Severance Agreements, as amended, each dated May 7, 1996, between the Company and each of Hugh M. Patinkin, John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-3 as filed with the SEC on January 27, 2000)
(e)(5)	Employment Agreement dated November 30, 2004 between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on December 1, 2004)
(e)(6)	Employment Agreement dated October 31, 2005 between the Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)
Annex I	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14(f) Thereunder *
Annex II	Fairness Opinion of Duff & Phelps, LLC dated February 1, 2006*
Annex III	Amended Superior Proposal Opinion of Duff & Phelps, LLC dated February 1, 2006

*	Previously filed.